Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

As independent registered public accountants, we hereby consent to the incorporation by reference in the Registration Statements Nos. 333-09917, 333-10117 and 333-47098 on Form S-3 and Nos. 333-09911, 333-09909, 333-46086, 333-76812 and 333-103101 on Form S-8 of our report dated December 15, 2005, relating to the consolidated balance sheet of Amtech Systems, Inc. and subsidiaries as of September 30, 2005 and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for the year then ended, included in the 2005 Annual Report on Form 10-K of Amtech Systems, Inc. and subsidiaries. It should be noted that we have not audited any financial statements of the company subsequent to December 15, 2005, or performed any audit procedures subsequent to the date of our report.

/s/ Mayer Hoffman McCann P.C.

MAYER HOFFMAN MCCANN P.C.

Phoenix, Arizona

December 28, 2005